SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention:  Richard Rofé
Tel:  516.466.5258
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  12620N104

1           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Arcadia Opportunity Master Fund, Ltd.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) ☒
             (b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

             WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [     ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 99,367* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 99,367*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14           TYPE OF REPORTING PERSON

CO

*  Represents the shares held directly by the Fund as of the close of business on March 22, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 185,930 shares, representing 7.3% of all of the outstanding shares.

CUSIP No.:  12620N104

1           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Arcadia Capital Advisors, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) ☒
             (b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

             AF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 99,367* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 99,367*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14           TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by the Fund as of the close of business on March 22, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 185,930 shares, representing 7.3% of all of the outstanding shares.

CUSIP No.:  12620N104

1.           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) ☒
             (b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 99,367* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 99,367*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14           TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by the Fund as of the close of business on March 22, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 185,930 shares, representing 7.3% of all of the outstanding shares.

CUSIP No.:  12620N104

1.           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Richard Rofé

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) ☒
             (b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

             AF, PF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 185,930* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 185,930*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,930*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%*

14           TYPE OF REPORTING PERSON

IN

*  Represents (i) 99,367 shares held directly by the Fund and (ii) 86,563 shares held directly by Shelter Bay, in each case as of the close of business on March 22, 2010, collectively representing 7.3% of all of the outstanding shares.

CUSIP No.:  12620N104

1.           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Shelter Bay Holdings, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) ☒
             (b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

             AF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 86,563* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 86,563*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,563*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%*

14           TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by Shelter Bay as of the close of business on March 22, 2010.  Together with the shares held directly by the Fund as of such date, the group beneficially owns 185,930 shares, representing 7.3% of all of the outstanding shares.

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”, the “Company” or “CPEX”).  This Amendment No. 7 amends and restates Item 5 of the Schedule 13D previously filed on January 7, 2010, as amended.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           As of the close of business on March 22, 2010: (i) the Fund directly owns 99,367 shares of Common Stock, representing 3.9% of all of the Issuer’s outstanding Common Stock (the Investment Manager, the Managing Member and Mr. Rofé may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares); (ii) Shelter Bay directly owns 86,563 shares of Common Stock, representing 3.4% of all of the Issuer’s outstanding Common Stock (Mr. Rofé may be deemed to beneficially own the shares of Common Stock directly owned by Shelter Bay; he disclaims beneficial ownership of such shares); and (iii) the foregoing collectively beneficially own as a group 185,930 shares of Common Stock, representing 7.3% of all of the Issuer’s outstanding Common Stock.  The foregoing percentages are based on 2,540,728 shares of Common Stock outstanding as of March 15, 2010, as reported on the Issuer’s Preliminary Proxy Statement on Schedule 14A filed on March 18, 2010.

(b)           The Reporting Persons (other than Shelter Bay) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 99,367 shares of Common Stock directly owned by the Fund.  Mr. Rofé and Shelter Bay have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 86,563 shares of Common Stock directly owned by Shelter Bay.

(c)           Except as set forth in the chart below (which chart describes sales of Common Stock by Shelter Bay on the open market), no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of the previous amendment to this Schedule 13D.

Date	Buy/Sell	Number of Shares	Price
3/22/2010	Sale	56,780	$15.99
3/19/2010	Sale	100	$17.02
3/18/2010	Sale	10,715	$17.0031

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.
SHELTER BAY HOLDINGS, LLC

By:	/s/ Richard Rofé
Richard Rofé, for himself, as Managing Director of the Investment Manager (for itself and on behalf of the Fund) and as Managing Member of Shelter Bay

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory